
02024693

PE 3-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb/ March 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

k:\legal\precedents\general transactions\sec form 6k.doc

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 11,919,516 of its ordinary shares from Merril Lynch International at 214.1687p per ordinary share on 21 February 2002.
2.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 6,740,000 of its ordinary shares from Merril Lynch International at 205.45994p per ordinary share on 22 February 2002.
3.	Press Release dated 25 February 2002 announcing Cable & Wireless PLC's purchase for cancellation of 6,450,000 of its ordinary shares from Merril Lynch International on at 216.428p per ordinary share.
4.	Press Release dated 26 February 2002 announcing Cable & Wireless PLC's purchase for cancellation of 3,315,000 of its ordinary shares from Merril Lynch International on at 226.30324p per ordinary share.
5.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 13,000,000 of its ordinary shares from Cazenove & Co. Ltd at 224.1722p per ordinary share on 28 February 2002.
6.	Press Release dated 1 March 2002 announcing major interests in the Ordinary Shares of Cable and Wireless PLC.
7.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,950,389 of its ordinary shares from Cazenove & Co. Ltd at 223.897p per ordinary share on 1 March 2002.
8.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,000,000 of its ordinary shares from Cazenove & Co. Ltd at 228.9513p per ordinary share on 4 March 2002.
9.	Press Release dated 5 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
10.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 6,000,000 of its ordinary shares from Cazenove & Co. Ltd at 229.4659p per ordinary share on 5 March 2002.
11.	Press Release dated 5 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
12.	Press Release dated 5 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

13. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 6,400,000 of its ordinary shares from Cazenove & Co. Ltd at 230.6086p per ordinary share on 6 March 2002.

14. Press Release dated 6 March 2002 announcing further particulars of the acquisition of Exodusassets

15. Press Release dated 7 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

16. Press Release dated 7 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

17. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,700,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 238.5307p per ordinary share on 7 March 2002.

18. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 8,350,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 239.1527p per ordinary share on 8 March 2002.

19. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,150,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 237.37p per ordinary share on 11 March 2002.

20. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 4,380,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 227.96p per ordinary share on 12 March 2002.

21. Press Release dated 13 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

22. Press Release dated 13 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

23. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 1,550,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 231.37p per ordinary share on 13 March 2002.

24. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,250,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 230.8286p per ordinary share on 14 March 2002.

25. Press Release dated 15 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

26. Press Release dated 18 March 2002 announcing major interests in the Ordinary Shares of Cable and Wireless PLC.

27. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 9,261,264 of its ordinary shares from Merril Lynch International at 225.425p per ordinary share on 15 March 2002.

28. Press Release dated 18 March 2002 regarding Cable & Wireless PLC buyback update

29. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 3,100,100 of its ordinary shares from Merril Lynch International at 229.564p per ordinary share on 18 March 2002.

30. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 4,185,000 of its ordinary shares from Merril Lynch International at 233.004p per ordinary share on 19 March 2002.

31. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,156,354 of its ordinary shares from Merril Lynch International at 230.759p per ordinary share on 20 March 2002.

32. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 9,592,195 of its ordinary shares from Merril Lynch International at 228.379p per ordinary share on 21 March 2002.

33. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 3,751,909 of its ordinary shares from Merril Lynch International at 228.43537p per ordinary share on 22 March 2002

34. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 15,000,000 of its ordinary shares from Cazenove & Co. Ltd at 229.0222p per ordinary share on 25 March 2002.

35. Press Release dated 26 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

36. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 7,000,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 223.0275p per ordinary share on 26 March 2002.

37. Press Release dated 28 March 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

Exhibit 1

00005

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 11,919,516 of its ordinary shares from Merrill Lynch International, on 21 February 2002 at a price of 214.1687p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 2

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 6,740,000 of its ordinary shares from Merrill Lynch International, on 22 February 2002 at a price of 205.45994p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 3

25 February 2002

Cable & Wireless PLC

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 6,450,000 of its ordinary shares from Merrill Lynch International on 25 February 2002 at a price of 216.428p per ordinary share.

Enquiries

Cable & Wireless		
Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

END

Exhibit 4

26 February 2002

Cable & Wireless PLC

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,315,000 of its ordinary shares from Merrill Lynch International on 26 February 2002 at a price of 226.30324p per ordinary share.

Enquiries
Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

END

Exhibit 5

Cable & Wireless PLC

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 13,000,000 of its ordinary shares from Cazenove & Co. Ltd on 28 February 2002, at a price of 224.1722p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

End.

Exhibit 6

1 March, 2002

Company Annoucements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir/Madam

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 28 February 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares	% of issued Ordinary Shares
Franklin Resources, Inc	204,575,286	8.089

Yours faithfully

Jon Bolton
Assistant Company Secretary

Exhibit 7

00017

Cable & Wireless PLC

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,950,389 of its ordinary shares from Cazenove & Co. Ltd on 1 March 2002, at a price of 223.897p per ordinary share.

Enquiries:

Cable and Wireless

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

End.

Exhibit 8

Cable & Wireless PLC

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,000,000 of its ordinary shares from Cazenove & Co. Ltd on 4 March 2002, at a price of 228.9513p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

End.

00021

Exhibit 9

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

5 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 04 March 2002 that on 01 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 204 Ordinary Shares at a price of £2.2305 per share.

Following the disposal, 38,940,359 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 10

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 6,000,000 of its ordinary shares from Cazenove & Co. Ltd on 5 March 2002, at a price of 229.4659p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 11

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

05 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 04 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 622 Ordinary Shares at a price of £2.3075 per share.

Following the disposal, 38,939,737 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 12

London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

05 March 2002

Dear Sir/Madam

Directors' Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc ("the Company") advises that in respect of its Ordinary Shares the following purchases of shares took place on 1st March 2002 through the Company's Dividend Reinvestment Plan:-

- Graham Wallace purchased 5,675 shares at £2.238970 per share
- David Nash purchased 1,284 shares at £2.238970 per share

The Company and its directors were advised of this information on 05 March 2002.

Jon Bolton
Assistant Company Secretary

Exhibit 13

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 6,400,000 of its ordinary shares from Cazenove & Co. Ltd on 6 March 2002, at a price of 230.6086p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 14



CABLE & WIRELESS

Announcement

6March2002

Cable&Wireless–Furtherparticularsre.acquisitionofExodusassets

Cable and Wireless plc announced today (6 March 2002) that it will not be pursuing the proposed transaction to acquire Exodus Communication Inc's business and assets in Germany.

This announcement follows the successful completion of Cable & Wireless' purchases of selectedassetsandthemajorityofthebusinessactivitiesofExodusintheUnitedStatesand the Exodus businesses in Japan and the UK (announced on 1 February and 20 February 2002).

ContactsforCable&Wireless:

ChrisTyler,InvestorRelations,+44(0)2073154460
ValerieGerard,InvestorRelations,+16467354211
DarrenMakarem,+44(0)2073156225
SusanCottam,Media,+44(0)2073154410
PeterEustace,Media,+44(0)2073154495
MaureenO'Connell(Exodus),+14083462218

Exhibit 15

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

07 March 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc ("the Company") was notified on 07 March 2002 that on the same day Mr Graham Wallace, Chief Executive of the Company, acquired 55 Ordinary Shares in the Company at a price of £2.2765 per share under the Cable & Wireless Share Purchase Plan.

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 16

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

07 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 05 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 3,952 Ordinary Shares at a price of £2.291 per share and 7,290 Ordinary Shares at a price of £2.31 per share.

Following the disposal, 38,928,495 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 17

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,700,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 7 March 2002 at a price of 238.5307p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 18

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 8,350,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 8 March 2002 at a price of 239.1527p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 19

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,150,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 11 March 2002 at a price of 237.37p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 20

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,380,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 12 March 2002 at a price of 227.96p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 21

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

13 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 12 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 4,918 Ordinary Shares at a price of £2.2628 per share.

Following the disposal, 38,923,577 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 22

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

13 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 12 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 9,073 Ordinary Shares at a price of £2.28 per share.

Following the disposal, 38,914,504 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 23

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 1,550,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 13 March 2002 at a price of 231.37p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 24

00052

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,250,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 14 March 2002 at a price of 230.8286p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 25

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

15 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 14 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 6,082 Ordinary Shares at a price of £2.315 per share.

Following the disposal, 38,908,422 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 26

00056

18 March, 2002

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir/Madam

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 18 March 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares	% of issued Ordinary Shares
Prudential plc	73,994,901	3.00

Yours faithfully

Heledd M Hanscomb
Corporate Compliance Executive

00057

Exhibit 27

Wilkinson, Fiona

From: White, Tony (London) [WhiteTon@exchange.uk.ml.com]
Sent: 18 March 2002 12:34
To: 'Davidson, Lorraine'
Subject: Buyback Announcement- Friday

RNS Number:0862T
Cable & Wireless PLC
15 March 2002
15 March 2002

Cable & Wireless plc
Purchase of own securities
Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 9,261,264 of its ordinary shares from Merrill Lynch International, on 15 March 2002 at a price of 225.425p per ordinary share.

Enquiries
Cable & Wireless
Investor Relations: Chris Tyler 020 7315 4460
Media: Susan Cottam 020 7315 4410

This information is provided by RNS. The company news service from the London Stock Exchange.
END

Exhibit 28

00060

Wilkinson, Fiona

From: Davidson, Lorraine
Sent: 19 March 2002 09:23
To: Bolton, Jon
Cc: Laurenson, Abby; Wilkinson, Fiona
Subject: RE: C&W Buyback Update



Buyback Announcement- Friday

Jon
Friday's announcement is attached. Heledd forwarded it on to New York etc yesterday.
Lorraine

-----Original Message-----
From: Bolton, Jon
Sent: 18 March 2002 08:19
To: Davidson, Lorraine
Subject: FW: C&W Buyback Update

Lorraine, fyi

Did we receive a copy of Friday's announcement?

Jon

-----Original Message-----
From: White, Tony (London) [mailto:WhiteTon@exchange.uk.ml.com]
Sent: 18 March 2002 07:50
To: 'anne.stubbs@cw.com'; 'chris.tyler @cw.com'; 'joe.oneill @ cw.com'; 'jon.bolton @cw.com'; 'louise.breen @cw.com'; 'peter.eustace @cw.com'; 'warren.tucker@cw.com'; 'andrew.woods @cw.com'
Subject: C&W Buyback Update

Good morning,

Please find attached the buyback sheet, updated to reflect Friday's purchases.

To date the total number of shares repurchased is 358,998,169 which represents 12.81% of the issued share capital. A total of £961.4m has been returned to shareholders so far. Therefore, the Company may repurchase a further 61,001,831 shares under the current mandate which implies at the current rate of repurchase
a further 11 days of market activity (or until April 4th). There are 8 trading days left ahead of the financial year end, so in order to complete the repurchase programme by this date an average of 7,625,229 shares would need to be repurchased daily.

Should you require any further information please do not hesitate to contact me.

Kind regards,

Tony

<<ShareBuyBacks.xls>>

Tony White
Corporate Broking Europe
Merrill Lynch International

Tel: 020 7996 4118
Fax:020 7996 2919
e-mail: tony_white@ml.com

Exhibit 29

Wilkinson, Fiona

From: Davidson, Lorraine
Sent: 19 March 2002 10:15
To: 'theresa.howarth@ssmb.com'; Laurenson, Abby; Hanscomb, Heledd; Bolton, Jon; Wilkinson, Fiona; 'jbofb@brucefield.gb.net'; Eustace, Peter; Fiona Armstrong; Linda Pitts; May Rahmani; Nicola French
Subject: FW: Purchase of own securities announcement

Please find below an announcement released to the LSE yesterday and the NYSE today.
Regards
Lorraine

Lorraine Davidson
Corporate Compliance Assistant
Cable & Wireless
Delivering the Internet promise
www.cw.com

email lorraine.davidson@cw.com
Com 704 4934
Tel +44 (0) 20 7315 4934
Fax +44 (0) 20 7315 5073
Post 124, Theobalds Road, London, WC1X 8RX

-----Original Message-----
From: White, Tony (London) [mailto:WhiteTon@exchange.uk.ml.com]
Sent: 19 March 2002 10:02
To: 'Davidson, Lorraine'
Subject: Purchase of own securities announcement

Please find attached yesterday's announcement.

Kind regards,

Tony

Tony White
Corporate Broking Europe
Merrill Lynch International

Tel: 020 7996 4118
Fax:020 7996 2919
e-mail: tony_white@ml.com
>
> .
> RNS Number:1683T
> Cable & Wireless PLC
> 18 March 2002
> 18 March 2002
> Cable & Wireless plc
> Purchase of own securities
> Cable & Wireless plc announces that, in accordance with the authority
> granted by
> shareholders at the Annual General Meeting on 20 July 2001 it purchased
> for
> cancellation 3,100,000 of its ordinary shares from Merrill Lynch
> International,
> on 18 March 2002 at a price of 229.564p per ordinary share.
> Enquiries
>
> Cable & Wireless
> Investor Relations: Chris Tyler 020 7315
> 4460

> Media: Susan Cottam 020 7315
> 4410
> This information is provided by RNS
> The company news service from the London Stock Exchange
> END
>

Exhibit 30

Wilkinson, Fiona

From: Davidson, Lorraine
Sent: 20 March 2002 09:30
To: 'jbofb@brucefield.gb.net'; 'theresa.howarth@ssmb.com'; Laurenson, Abby; Wilkinson, Fiona; Eustace, Peter; Fiona Armstrong; Linda Pitts; Mav Rahmani; Nicola French
Cc: Bolton, Jon; Hanscomb, Heledd
Subject: FW: Stock Exchange announcement

Please find below an announcement released to the LSE yesterday regarding the purchase of shares.
Regards
Lorraine

Lorraine Davidson
Corporate Compliance Assistant
Cable & Wireless
Delivering the Internet promise
www.cw.com

email lorraine.davidson@cw.com
Com 704 4934
Tel +44 (0) 20 7315 4934
Fax +44 (0) 20 7315 5073
Post 124, Theobalds Road, London, WC1X 8RX

RNS Number:2474T
Cable & Wireless PLC
19 March 2002
19 March 2002

Cable & Wireless plc
Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority
granted by
shareholders at the Annual General Meeting on 20 July 2001 it purchased for
cancellation 4,185,000 of its ordinary shares from Merrill Lynch
International,
on 19 March 2002 at a price of 233.004p per ordinary share.

Enquiries
Cable & Wireless
Investor Relations: Chris Tyler 020 7315
4460
Media: Susan Cottam 020 7315
4410

This information is provided by RNS
The company news service from the London Stock Exchange
END

Tony White
Corporate Broking Europe
Merrill Lynch International

Tel: 020 7996 4118
Fax:020 7996 2919
e-mail: tony_white@ml.com

Exhibit 31

00067

From: Davidson, Lorraine
Sent: 21 March 2002 09:21
To: 'jbofb@brucefield.gb.net'; 'theresa.howarth@ssmb.com'; Laurenson, Abby; Wilkinson, Fiona; Eustace, Peter; Fiona Armstrong; Linda Pitts; Mav Rahmani; Nicola French
Cc: Bolton, Jon; Hanscomb, Heledd
Subject: FW: Stock Exchange announcement

PLease find attached an announcement released to the LSE yesterday and NYSE today regarding the purchase of shares.
Regards
Lorraine

Lorraine Davidson
Corporate Compliance Assistant
Cable & Wireless
Delivering the Internet promise
www.cw.com

email lorraine.davidson@cw.com
Com 704 4934
Tel +44 (0) 20 7315 4934
Fax +44 (0) 20 7315 5073
Post 124, Theobalds Road, London, WC1X 8RX

> RNS Number:3152T
> Cable & Wireless PLC
> 20 March 2002
> 20 March 2002
> Cable & Wireless plc
> Purchase of own securities
> Cable & Wireless plc announces that, in accordance with the authority
> granted by
> shareholders at the Annual General Meeting on 20 July 2001 it purchased
> for
> cancellation 5,156,354 of its ordinary shares from Merrill Lynch
> International,
> on 20 March 2002 at a price of 230.759p per ordinary share.
> Enquiries
> Cable & Wireless
> Investor Relations: Chris Tyler 020 7315
> 4460
> Media: Susan Cottam 020 7315
> 4410
> This information is provided by RNS
> The company news service from the London Stock Exchange
> END
>

Exhibit 32

Wilkinson, Fiona

From: Davidson, Lorraine
Sent: 25 March 2002 09:10
To: 'theresa.howarth@ssmb.com'; Fiona Armstrong; Linda Pitts; May Rahmani; Nicola French; Abby Laurenson; Fiona Wilkinson; ibofb@brucefield.ab.net; Peter Eustace
Cc: Bolton, Jon
Subject: FW: Stock Exchange announcement

Please find below an announcement released to the LSE on Thursday last week regarding the purchase of shares.
Regards
Lorraine

Lorraine Davidson
Corporate Compliance Assistant
Cable & Wireless
Delivering the Internet promise
www.cw.com

email lorraine.davidson@cw.com
Com 704 4934
Tel +44 (0) 20 7315 4934
Fax +44 (0) 20 7315 5073
Post 124, Theobalds Road, London, WC1X 8RX

RNS Number:3969T
Cable & Wireless PLC
21 March 2002
21 March 2002

Cable & Wireless plc
Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority
granted by
shareholders at the Annual General Meeting on 20 July 2001 it purchased for
cancellation 9,592,195 of its ordinary shares from Merrill Lynch
International,
on 21 March 2002 at a price of 228.379p per ordinary share.

Enquiries
Cable & Wireless
Investor Relations: Chris Tyler 020 7315
4460
Media: Susan Cottam 020 7315
4410

This information is provided by RNS
The company news service from the London Stock Exchange
END

Tony White
Corporate Broking Europe
Merrill Lynch International

Tel: 020 7996 4118
Fax:020 7996 2919
e-mail: tony_white@ml.com

Exhibit 33

22 March 2002

Cable & Wireless plc

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,751,909 of its ordinary shares from Merrill Lynch International, on 22 March 2002 at a price of 228.43537p per ordinary share.

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 34

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 15,000,000 of its ordinary shares from Cazenove & Co. Ltd on 25 March 2002, at a price of 229.0222p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 35

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

26 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 25 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 24,832 Ordinary Shares at a price of £2.2575 per share.

Following the disposal, 38,883,590 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 36

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 7,000,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 26 March 2002 at a price of 223.0275p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 37

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

28 March 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 26 March 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 8,916 Ordinary Shares at a price of £2.20 per share.

Following the disposal, 38,874,674 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________

Assistant Company Secretary

Dated: 4 April 2002

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